EXHIBIT 10.1

August 31, 2007

IVENTA CORPORATION
Mr. Jamison Stafford
9000 Sunset Boulevard
11th Floor
West Hollywood, CA 90069

Re: CONFIDENTIAL Binding Letter of Intent For Purchase of Iventa

Dear Mr. Stafford:

We are pleased to present this proposal which serves as our Letter of Intent ("LOI") under which on a date that shall be agreed upon between the parties, Commerce Planet, Inc., a Utah corporation ("Purchaser" or "CP") will acquire all of the stock of Iventa Corporation ("Seller" or "Iventa") for the consideration set forth below and pursuant to the other terms and conditions of this LOI. This LOI and the provisions hereof are binding on the parties hereto except as specifically stated in Section IV below.

The total potential purchase value for Iventa will be an aggregate of [$5,063,000], comprised of cash, CP restricted common stock, employment compensation and contingent earn-out consideration. In determining the purchase price and potential structure of a transaction ("Proposed Transaction"), CP has relied on the limited confidential information that you have provided.  We have yet to view any formalized financial information.  CP's obligation to consummate the Proposed Transaction is subject to CP's confirmation of those represented numbers and CP Board approval.

I.
Acquisition of 100% of Seller Stock: Purchaser proposes to acquire 100% of the stock of Seller pursuant to CP's choice of a stock purchase or reverse triangular merger transaction.  It is understood that the purchase of Seller is free of all balance sheet liabilities with the exception of promissory notes for $213,000 and shall have minimum net working capital in cash or cash equivalents of at least $25,000 at closing.  The Proposed Transaction assumes that the purchase will include all of the assets and intellectual property, held, used by and useful to the business, as well as continuation of the lease(s) of real estate used by Iventa.

Until the closing of the Proposed Transaction, Iventa will continue to conduct business and maintain business relationships in the ordinary and usual course, and will not encumber or dispose of assets except in the regular and ordinary course of business.

CP will not assume any liability for personal or corporate taxes incurred by Seller or any stockholders of Seller in connection with the Proposed Transaction. Seller will provide customary guarantees, representations and warranties, to the satisfaction of CP, with respect to the condition and operation of Seller, including that there are no un-disclosed outstanding liabilities.

II.	Cash Consideration: Up to $.963 million in cash in accordance with the schedule below.

Amount	Event / Benchmark	Date
$250,000.00	Cash to Iventa	Closing

$213,000.00	Assumption of miscellaneous notes	Closing

$500,000.00	Iventa has minimum net profits of $3MM for a period date 12 to 24 months from closing. (60% of this cash due if $2.4MM net profit)	24 Months of Closing

Stock Consideration: Up to $2.5 million in shares of restricted common stock of Purchaser, vesting in accordance with the schedule below. Such stock will be valued at the then current share price at issuance.

Amount	Event / Benchmark	Date
$1.5MM CP Common Shares Restricted per Rule 144	Closing	Closing

$500K CP Common Shares Restricted per Rule 144	Iventa has minimum net profits of $1 MM for period date 12 months from closing (60% of these shares due if $800K net profit)	12 Months of Closing 50% Piggyback registration rights

$500K CP Common Shares Restricted per Rule 144	Iventa has minimum net profits of $3MM for a period date 12 to 24 months from closing. (60% of these shares due if $2.4MM net profit)	24 Months of Closing 50% Piggyback registration rights

III.	Working Capital Adjustments

The purchase price will be subject to adjustment  based on minimum working capital at closing and Seller's maintenance prior to closing of existing financial performance based upon the most recently disclosed P&L and Balance Sheet provided to CP.  This provision is to cover contingent, performance and indemnity liabilities arising in connection with an acquisition of a company such as Iventa.  If Iventa changes the compensation rate of any officer of Iventa or pays a dividend, the changes will cause a dollar-for-dollar reduction in the cash portion of the purchase price payable at closing.

IV.	Additional Conditions: The Seller agrees to the following additional conditions to Purchaser's obligation to consummate the Proposed Transaction:

a.	The occurrence of following events and completion of the following obligations at or prior to closing:

(i)           The accuracy and completeness of all representations and warranties of Seller sets forth in the Purchase Agreement (defined below), and satisfaction of all the requirements set forth herein, Iventa's obtaining all corporate, government and other regulatory approvals, no material change in the financial condition and no material litigation involving Iventa.

(ii)           In Purchaser's sole reasonable determination, a satisfactory conclusion of the results of legal, financial, accounting, a fairness opinion and all related business due diligence investigations of the Seller, conducted by Purchaser's authorized representatives.  The Purchaser expects to commence due diligence promptly after the execution of this LOI which is expected to be completed within fifteen (15) days from the date of execution of this LOI (the "Due Diligence Period").  A preliminary list of required information will be forwarded in a separate letter upon execution of this LOI.  Purchaser will utilize internal and external resources for this due diligence process.

(iii)           Approval of the transaction by the CP Board of Directors. Receipt of all necessary regulatory approvals (if any).

(iv)           Negotiation, execution and delivery of a Purchase Agreement (and related ancillary documents) satisfactory to both parties, which will contain representation, compliance, opinions, warranties, covenants, agreements and indemnities customary for transactions of this type.  It is contemplated that the Purchase Agreement will provide CP with indemnification by Seller for specified liabilities arising or relating to periods prior to the Closing of the Proposed Transaction, and for material breaches of representations, warranties and covenants contained in the definitive documents surviving the closing.  The indemnification will have customary exclusions for single small items, together with an Indemnification Cap equal to 40% of the Purchase Price.  Liabilities arising from ERISA, tax, title or environmental violations or problems will not be subject to this cap.  The stockholders of Seller shall indemnify and hold CP and the property of CP, including the assets purchased by CP, free and harmless from any and all claims and losses arising from Iventa's operation of its business before the sale of the assets which claims and losses are not disclosed to CP.

b.
Non-Compete Agreement.  At the Closing, CP shall receive from Mr. Stafford an acceptable agreement not to compete in the business presently conducted by Iventa for a period of two (2) years from the end of his employment.

c.	Working Capital Adjustment. The Purchase Price will be reduced $1 in cash for each $1 of Seller working capital at closing that is below $25,000.

d.
Bulk Sales Law.  All amounts payable to Iventa or its stockholders shall be subject to compliance with Division 6 of the California Uniform Commercial Code, and any and all amounts payable by Iventa to CP shall be made in accordance with Division 6.d.

e.
Exclusivity "No Shop" Agreement.  Iventa and its majority stockholder shall agree to a separate exclusivity agreement for a period of 30 days.  Prior to execution of that agreement, the terms of this LOI shall remain confidential, and Iventa shall not  disclose its terms to parties outside Iventa without prior written approval from CP.

f.
Employment: Contingent on the closing of the Proposed Transaction, CP (or Iventa) will offer continued employment to Mr. Stafford and certain other key employees of Iventa.  Key employees will be eligible to participate in the CP company stock option plan.  The parties and their key employees will be eligible to participate in CP's benefit packages, including 401(k) with matching, medical, dental and vision per CP's plans.  Mr. Stafford's ongoing employment with CP (or Iventa) will be a requirement as part of this transaction and a 2-year employment agreement will be executed in connection with closing of the Proposed Transaction.  Mr. Stafford will receive an annual salary of $175,000, as well as $1.25 MM in CP common stock restricted per Rule 144, vesting on a prorata basis over 24 months.  These shares will be held in escrow by CP until vesting occurs. Vesting will cease on termination of employment by Mr. Stafford or by CP with cause.   If employment is terminated by CP without cause, all shares will be issued (if not yet issued) and vest immediately.

V.	Publicity

No press release, notice to any third party or other publicity concerning the proposed transaction shall be issued, given or otherwise disseminated without the prior written approval of Purchaser.  The terms of this paragraph shall be binding upon the parties upon mutual execution of this LOI.  Seller expressly agrees this Binding LOI may be publicly announced at Purchaser's discretion.

VI.	Expenses

In connection with the Proposed Transactions contemplated by this Letter of Intent, Purchaser, on the one hand and Seller and the stockholders of Seller on the other hand shall each be responsible for their own expenses incurred whether or not a Purchase Agreement is executed.  The terms of this paragraph shall be binding upon the parties upon mutual execution of this LOI.

VII.	Timing

Promptly following the signing of this LOI, Seller and Purchaser will begin preparation and negotiation of the Purchase Agreement, which shall govern the acquisition of Iventa.  The parties' mutual objective is to close the Proposed Transaction on or before September 18, 2007.

CP is enthusiastic about pursuing the Proposed Transaction with Iventa, and in particular, working with Mr. Stafford to continue to build on the tradition of excellence established at Iventa.

If the terms set forth above are acceptable, please sign and return a copy of this LOI to our attention, no later than Friday, August 31st, 2007 at 5:00p.m. (PST).  If not signed and returned in accordance with said timeframe, this LOI will be then deemed expired.

Sincerely,

Commerce Planet, Inc., a Utah Corporation

/s/ Charlie Gugliuzza
Charlie Gugliuzza
President

Agreed to and accepted this ___31st___ day of August, 2007

/s/ Jamison Stafford                      ___________
Jamison Stafford, President, Iventa Corporation